Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and nine months ended September 30, 2021

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Revenue	11	$1,485.1	$1,036.0	$3,986.0	$2,960.6
Expenses
Cost of sales		1,292.3	909.5	3,566.3	2,643.1
Selling, general and administrative expenses		152.3	104.4	422.0	363.6
Interest and other finance costs	8	97.0	94.9	328.9	459.7
Deferred purchase consideration		—	1.0	—	2.0
Loss on sale of property and equipment		1.7	0.3	2.7	2.4
Loss (gain) on foreign exchange		111.6	(22.0)	35.3	75.6
Mark-to-market loss on Purchase Contracts		208.6	107.5	319.6	93.3
Gain on divestiture	5	(31.4)	—	(66.9)	—
		1,832.1	1,195.6	4,607.9	3,639.7
Loss before income taxes		(347.0)	(159.6)	(621.9)	(679.1)
Current income tax expense		3.3	1.4	12.8	5.1
Deferred tax recovery		(105.1)	(46.3)	(188.5)	(176.0)
Income tax recovery		(101.8)	(44.9)	(175.7)	(170.9)
Net loss		(245.2)	(114.7)	(446.2)	(508.2)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		190.6	(37.1)	26.8	35.0
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		—	—	(4.4)	—
Fair value movements on cash flow hedges, net of tax		9.5	(12.0)	6.8	13.2
Other comprehensive income (loss)		200.1	(49.1)	29.2	48.2
Total comprehensive loss		$(45.1)	$(163.8)	$(417.0)	$(460.0)

Loss per share
Basic and diluted	10	$(0.71)	$(0.32)	$(1.34)	$(1.41)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars)

	Notes	September 30, 2021	December 31, 2020
Assets
Cash		$1,149.5	$27.2
Trade and other receivables, net		1,091.2	867.3
Prepaid expenses and other assets		165.6	133.7
Current assets		2,406.3	1,028.2

Property and equipment, net	4	5,572.0	5,074.8
Intangible assets, net	5	3,180.8	3,093.4
Other long-term assets	6	36.2	33.2
Goodwill	5	6,930.3	6,500.4
Non-current assets		15,719.3	14,701.8
Total assets		18,125.6	15,730.0

Liabilities
Accounts payable and accrued liabilities		1,177.4	1,014.8
Income taxes payable		16.2	9.1
Long-term debt	7	17.3	4.6
Lease obligations		50.6	37.5
Due to related party	17	12.8	12.8
Tangible equity units	9	56.7	59.2
Landfill closure and post-closure obligations	6	52.0	55.3
Current liabilities		1,383.0	1,193.3

Long-term debt	7	8,400.3	6,161.5
Lease obligations		247.0	153.7
Other long-term liabilities		39.4	37.2
Due to related party	17	18.0	30.8
Deferred income tax liabilities		384.8	466.0
Tangible equity units	9	1,396.9	1,327.9
Landfill closure and post-closure obligations	6	728.3	680.3
Non-current liabilities		11,214.7	8,857.4
Total liabilities		12,597.7	10,050.7

Shareholders’ equity
Share capital	13	7,907.1	7,644.8
Contributed surplus		70.7	54.3
Deficit		(2,237.6)	(1,778.3)
Accumulated other comprehensive loss		(212.3)	(241.5)
Total shareholders’ equity		5,527.9	5,679.3
Total liabilities and shareholders’ equity		$18,125.6	$15,730.0

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares(1)	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholders’ equity
Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9
Net loss and comprehensive loss		—	—	—	(508.2)	13.2	35.0	48.2	(460.0)
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Dividends issued and paid		—	—	—	(8.7)	—	—	—	(8.7)
Share capital issued upon acquisition of subsidiary		3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares		142,478,008	3,303.1	—	—	—	—	—	3,303.1
Share issuance costs		—	(45.5)	—	—	—	—	—	(45.5)
Share-based payments	13	—	—	27.1	—	—	—	—	27.1
Balance, September 30, 2020		326,364,329	$6,859.7	$43.5	$(1,287.2)	$40.8	$4.6	$45.5	$5,661.5

Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,778.3)	$16.3	$(257.8)	$(241.5)	$5,679.3
Net loss and comprehensive loss		—	—	—	(446.2)	2.4	26.8	29.2	(417.0)
Dividends issued and paid		—	—	—	(13.1)	—	—	—	(13.1)
Cancelled shares	13	(26,041)	(0.6)	—	—	—	—	—	(0.6)
Shares issued on options exercise	13	1,000,000	5.2	(5.2)	—	—	—	—	—
Exercise and settlement of RSUs	13	401,272	9.6	(9.6)	—	—	—	—	—
Shares issued on TEU conversion	13	4,782,030	211.8	—	—	—	—	—	211.8
Share capital issued upon acquisition of subsidiary	3	876,419	36.3	—	—	—	—	—	36.3
Share-based payments	13	—	—	31.2	—	—	—	—	31.2
Balance, September 30, 2021		361,968,493	$7,907.1	$70.7	$(2,237.6)	$18.7	$(231.0)	$(212.3)	$5,527.9

(1) Number of shares has been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our IPO.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Operating activities
Net loss		$(245.2)	$(114.7)	$(446.2)	$(508.2)
Adjustments for non-cash items
Depreciation of property and equipment	4	227.5	124.6	652.9	370.9
Amortization of intangible assets	5	113.3	109.3	334.5	319.5
Gain on divestiture	5	(31.4)	—	(66.9)	—
Interest and other finance costs		97.0	94.9	328.9	459.7
Share-based payments	13	10.9	7.2	31.2	27.1
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs		111.4	(22.5)	33.9	82.3
Loss on sale of property and equipment		1.7	0.3	2.7	2.4
Mark-to-market loss on Purchase Contracts		208.6	107.5	319.6	93.3
Mark-to-market loss on fuel hedges		—	—	—	1.8
Current income tax expense		3.3	1.4	12.8	5.1
Deferred tax recovery		(105.1)	(46.3)	(188.5)	(176.0)
Interest paid in cash, net		(73.7)	(36.3)	(250.7)	(280.9)
Income taxes paid in cash, net		(5.6)	9.3	(6.6)	5.3
Changes in non-cash working capital items	14	(74.0)	31.1	(118.0)	(51.4)
Landfill closure and post-closure expenditures	6	(14.8)	(9.1)	(25.5)	(12.2)
		223.9	256.7	614.1	338.7
Investing activities
Proceeds on disposal of assets		101.2	6.1	170.4	10.5
Purchase of property and equipment and intangible assets		(134.7)	(85.7)	(417.8)	(305.7)
Business acquisitions, net of cash acquired	3	(1,099.9)	(26.2)	(1,303.2)	(1,164.5)
		(1,133.4)	(105.8)	(1,550.6)	(1,459.7)
Financing activities
Repayment of lease obligations		(22.2)	(12.7)	(59.4)	(60.1)
Issuance of long-term debt		1,848.8	1,030.9	3,610.1	2,631.8
Repayment of long-term debt		(46.3)	(29.7)	(1,371.6)	(4,427.5)
Payment of contingent purchase consideration	3	(3.7)	(11.4)	(19.6)	(11.4)
Issuance of share capital, net of issuance costs		—	—	—	3,257.6
Issuance of TEUs, net of issuance costs		—	—	—	1,006.9
Repayment of Amortizing Notes		(13.7)	(13.6)	(40.1)	(29.4)
Dividends issued and paid		(4.4)	(8.7)	(13.1)	(8.7)
Return of capital		—	—	—	(0.8)
Payment of financing costs		(17.5)	(9.2)	(28.1)	(19.7)
Issuance of loan from related party		—	—	—	29.0
Repayment of loan to related party		(6.4)	(3.5)	(12.8)	(3.5)
		1,734.6	942.1	2,065.4	2,364.2

Increase in cash		825.1	1,093.0	1,128.9	1,243.2
Changes due to foreign exchange revaluation of cash		14.0	0.3	(6.6)	(0.8)
Cash, beginning of period		310.4	723.9	27.2	574.8
Cash, end of period		$1,149.5	$1,817.2	$1,149.5	$1,817.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity. Concurrently with the amalgamation, GFL completed an initial public offering of subordinate voting shares and tangible equity units (“TEUs”) (collectively, the “IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as of September 30, 2021.

The Board of Directors approved the Interim Financial Statements on November 3, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, within the framework of International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual audited consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

Changes in Accounting Policies

Interest Rate Benchmark Reform - Phase 2

The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. GFL assessed the impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

Reclassification of Prior Period Presentation

Certain operating segment and line of business information reported in prior periods has been reclassified for consistency with the current period presentation.

3.	BUSINESS COMBINATIONS

For the nine months ended September 30, 2021, GFL acquired 29 businesses, of which 26 were solid waste management businesses, and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended September 30, 2021	Nine months ended September 30, 2021
Net working capital, including cash acquired of $0.7 million and $4.6 million, respectively	$15.0	$19.7
Property and equipment	517.6	622.2
Intangible assets	371.8	435.9
Other long-term assets	—	0.6
Goodwill	434.6	496.7
Lease obligations	(32.1)	(34.2)
Other long-term liabilities	(10.7)	(11.4)
Assumption of landfill closure and post-closure obligations	(61.6)	(76.8)
Deferred income tax liabilities	(99.7)	(108.6)
Net assets acquired	$1,134.9	$1,344.1

Share consideration issued	$34.3	$36.3
Cash	1,100.6	1,307.8
Consideration	$1,134.9	$1,344.1

In addition to the consideration noted above, during the three and nine months ended September 30, 2021, GFL paid $3.7 million and $19.6 million in additional consideration related to acquisitions from prior years.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be difference between the provisional estimates reflected above and the final acquisition accounting. During the nine months ended September 30, 2021, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in property and equipment of $25.2 million, an increase in other non-current assets of $3.1 million, an increase in accrued liabilities of $10.1 million, an increase in closure and post-closure obligations of $1.6 million, and a decrease in goodwill of $16.6 million.

Approximately $50.2 million and $74.7 million of the goodwill acquired during the three and nine months ended September 30, 2021 (nil and $104.5 million for the three and nine months ended September 30, 2020) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and net income before tax of approximately $139.2 million and $14.3 million, respectively, attributable to the 2021 acquisitions are included in the Interim Financial Statements.

Pro forma results of operations

If the 2021 acquisitions had occurred on January 1, 2021, the unaudited consolidated pro forma revenue and net loss before taxes for the nine months ended September 30, 2021 would have been $4,338.0 million and $410.3 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, building and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2020	$1,246.3	$1,706.1	$1,631.4	$912.7	$83.3	$406.7	$203.5	$6,190.0
Additions	24.4	46.4	182.2	117.1	45.6	52.4	170.3	638.4
Acquisitions via business combinations	188.4	199.2	107.5	59.1	5.9	27.9	34.2	622.2
Adjustments for prior year acquisitions	—	14.8	9.9	0.5	—	—	—	25.2
Disposals	(47.6)	(12.4)	(25.4)	(23.0)	(0.6)	(6.7)	(78.1)	(193.8)
Transfers	6.9	13.5	4.3	7.7	(32.3)	0.1	(0.2)	—
Changes in foreign exchange	0.1	3.5	1.8	0.7	0.8	1.2	0.2	8.3
Balance, September 30, 2021	1,418.5	1,971.1	1,911.7	1,074.8	102.7	481.6	329.9	7,290.3
Accumulated depreciation
Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2
Depreciation	37.8	160.2	221.3	126.9	—	54.8	37.1	638.1
Disposals	(2.6)	(3.3)	(15.0)	(4.5)	—	(1.9)	(15.8)	(43.1)
Changes in foreign exchange	0.4	2.6	2.8	1.3	—	0.9	0.1	8.1
Balance, September 30, 2021	93.6	425.2	620.9	350.6	—	152.4	75.6	1,718.3
Carrying amounts
At December 31, 2020	$1,188.3	$1,440.4	$1,219.6	$685.8	$83.3	$308.1	$149.3	$5,074.8
At September 30, 2021	$1,324.9	$1,545.9	$1,290.8	$724.2	$102.7	$329.2	$254.3	$5,572.0

During the nine months ended September 30, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in an increase in property and equipment of $25.2 million.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the three and nine months ended September 30, 2021, total depreciation of property and equipment was $227.5 million and $652.9 million ($124.6 million and $370.9 million for the three and nine months ended September 30, 2020). Depreciation of property and equipment for the nine months ended September 30, 2021 was comprised of $638.1 million of depreciation shown above and $14.8 million depreciation expense due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations. Of the total depreciation for the three and nine months ended September 30, 2021, $219.4 million and $629.5 million was included in cost of sales ($118.1 million and $352.6 million for the three and nine months ended September 30, 2020) and $8.1 million and $23.4 million was included in selling, general and administrative expenses ($6.5 million and $18.3 million for the three and nine months ended September 30, 2020).

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non- compete agreements	Total
Cost
Balance, December 31, 2020	$6,500.4	$641.4	$2,844.6	$81.8	$397.5	$10,465.7
Acquisitions via business combinations	496.7	$188.6	210.8	—	36.5	932.6
Adjustments for prior year acquisitions	(16.6)	—	—	—	—	(16.6)
Adjustments for divestiture	(55.5)	(1.4)	(10.1)	—	(2.3)	(69.3)
Changes in foreign exchange	5.3	0.3	1.6	—	0.5	7.7
Balance, September 30, 2021	6,930.3	828.9	3,046.9	81.8	432.2	11,320.1
Accumulated amortization
Balance, December 31, 2020	—	—	738.0	12.9	121.0	871.9
Amortization	—	—	265.8	6.0	62.7	334.5
Changes in foreign exchange	—	—	1.9	0.1	0.6	2.6
Balance, September 30, 2021	—	—	1,005.7	19.0	184.3	1,209.0
Carrying amounts
At December 31, 2020	$6,500.4	$641.4	$2,106.6	$68.9	$276.5	$9,593.8
At September 30, 2021	$6,930.3	$828.9	$2,041.2	$62.8	$247.9	$10,111.1

All intangible asset amortization expense is included in cost of sales.

During the nine months ended September 30, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in a decrease in goodwill of $16.6 million.

During the nine months ended September 30, 2021, GFL completed divestitures for aggregate sale proceeds of $157.6 million (US$126.4 million) for an aggregate net gain of $66.9 million. These divestitures included certain landfill assets and hauling and ancillary operations.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2020	$735.6
Acquisitions via business combinations	76.8
Adjustment related to prior year acquisitions (Note 3)	1.6
Adjustment for divestiture	(65.6)
Provisions	46.6
Accretion	11.0
Expenditures	(25.5)
Changes in foreign exchange	(0.2)
Balance, September 30, 2021	780.3
Less: Current portion of landfill closure and post-closure obligations	(52.0)
Non-current portion of landfill closure and post-closure obligations	$728.3

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2020.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As of September 30, 2021, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $22.7 million ($19.3 million as of December 31, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	September 30, 2021	December 31, 2020
Revolving credit facility	$428.4	$148.8
Term loan A facility	500.0	—
Term loan B facility	1,660.3	1,671.6
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	637.0	636.6
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	955.6	954.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	637.0	636.6
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	955.6	954.9
8.500% USD senior notes (“8.500% 2027 Notes”)	—	458.4
4.000% USD senior notes (“4.000% 2028 Notes”)(5)	955.6	636.6
4.750% USD senior notes (“4.750% 2029 Notes”)(6)	955.6	—
4.375% USD senior notes (“4.375% 2029 Notes”)(7)	700.7	—
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	4.7	9.2
Subtotal	8,390.5	6,107.6
Discount	(4.8)	(5.4)
Net derivative instruments	102.3	122.3
Deferred finance costs	(70.4)	(58.4)
Total long-term debt	8,417.6	6,166.1
Less: Current portion of long-term debt	(17.3)	(4.6)
Total non-current long-term debt	$8,400.3	$6,161.5

(1)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with the principal maturing on June 1, 2025.
(2)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with the principal maturing on August 1, 2025.
(3)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(4)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(5)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes bear interest semi-annually which commenced on February 1, 2021, and the additional notes bear interest semi-annually commencing on February 1, 2022. The total principal is maturing on August 1, 2028.
(6)	The 4.750% 2029 Notes bear interest semi-annually commencing on December 15, 2021 with principal maturing on June 15, 2029.
(7)	The 4.375% 2029 Notes bear interest semi-annually commencing on February 15, 2022 with principal maturing on August 15, 2029.

On September 27, 2021, GFL amended its credit facility agreement (the “Revolving Credit Agreement”) to, among other things, (a) modify the applicable pricing grid, (b) extend the term to September 27, 2026, (c) increase the Revolving Credit Facility (defined below) by an additional $200.0 million, and (d) add a delayed draw term loan of up to $500.0 million to finance acquisitions (the “Term Loan A Facility”).

Under the Revolving Credit Agreement, GFL has access to a $905.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

As of September 30, 2021, GFL had $428.4 million drawn under the Revolving Credit Facility ($148.8 million as of December 31, 2020) and $500.0 million under the Term Loan A Facility.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The Revolving Credit Agreement contains a Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition (as defined in the Revolving Credit Agreement) and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As of September 30, 2021, GFL was in compliance with these covenants and as of December 31, 2020, GFL was in compliance with the financial maintenance covenant in effect at that time.

GFL has a term loan B facility totaling US$1,303.1 million, which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000%.

On June 8, 2021, GFL issued the 4.750% 2029 Notes. Concurrent with the issuance, GFL entered into cross-currency swaps for US$350.0 million of the 4.750% 2029 Notes to manage its currency risk. GFL used the net proceeds of the issuance to fund the redemption of the entire US$360.0 million outstanding aggregate principal amount, related fees, premiums and accrued interest on the 8.500% 2027 Notes. GFL used a portion of the remaining net proceeds to pay down its Revolving Credit Facility. A loss on extinguishment of the 8.500% 2027 Notes of $49.3 million and write off of deferred finance costs of $3.4 million was recognized in interest and other finance costs.

The cross-currency interest rate swap associated with the 8.500% 2027 Notes continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure.

On August 10, 2021, GFL issued the 4.375% 2029 Notes.

On September 24, 2021, GFL issued US$250.0 million of additional 4.000% 2028 Notes.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest	$81.0	$87.3	$232.6	$287.1
Loss on extinguishment of debt	—	—	49.3	133.2
Amortization of deferred finance costs	6.8	3.4	17.9	26.0
Accretion of landfill closure and post-closure obligations	3.7	1.6	11.0	4.8
Other finance costs	5.5	2.6	18.1	8.6
Interest and other finance costs	$97.0	$94.9	$328.9	$459.7

9.	TANGIBLE EQUITY UNITS

Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. As of September 30, 2021, 13,319,539 Purchase Contracts were outstanding (15,500,000 as of December 31, 2020).

The following table presents the respective components of the TEUs as at the dates indicated:

	September 30, 2021	December 31, 2020
Amortizing Notes	$84.3	$123.4
Purchase Contracts	1,369.3	1,263.7
	1,453.6	1,387.1
Less: Current portion of Amortizing Notes	(56.7)	(59.2)
Non-current portion of Amortizing Notes and Purchase Contracts	$1,396.9	$1,327.9

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	LOSS PER SHARE

The following table presents GFL’s loss per share for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss	$(245.2)	$(114.7)	$(446.2)	$(508.2)
Less: amounts attributable to preferred shareholders	13.2	—	39.4	—
Adjusted net loss	$(258.4)	$(114.7)	$(485.6)	$(508.2)
Weighted and diluted weighted average number of shares outstanding	362,058,515	360,366,000	361,063,498	360,388,991
Basic and diluted loss per share	$(0.71)	$(0.32)	$(1.34)	$(1.41)

Weighted and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as of September 30, 2021 represented 29,212,413 subordinate voting shares (33,991,500 subordinate voting shares as of September 30, 2020). Diluted loss per share excludes the effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020(1)	2021	2020(2)
Residential	$320.8	$261.5	$913.3	$762.7
Commercial/industrial	481.9	326.5	1,358.5	931.9
Total collection	802.7	588.0	2,271.8	1,694.6
Landfill	184.6	73.9	485.5	205.1
Transfer	158.2	104.2	442.8	289.4
Material recovery	98.7	73.6	265.1	186.1
Other	67.3	51.6	183.0	171.2
Solid waste	1,311.5	891.3	3,648.2	2,546.4
Infrastructure and soil remediation	139.9	135.1	390.7	401.7
Liquid waste	216.6	122.3	444.4	334.4
Intercompany revenue	(182.9)	(112.7)	(497.3)	(321.9)
Revenue	$1,485.1	$1,036.0	$3,986.0	$2,960.6

(1) Includes reclassification of $1.5 million from Other into Liquid waste and $0.8 million from Other into Infrastructure and soil remediation.

(2) Includes reclassification of $3.0 million from Other into Liquid waste and $2.2 million from Other into Infrastructure and soil remediation.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	OPERATING SEGMENT REPORTING

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended September 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$430.3	$(52.9)	$377.4	$116.5
USA	881.2	(102.6)	778.6	250.5
Solid waste	1,311.5	(155.5)	1,156.0	367.0
Infrastructure and soil remediation	139.9	0.8	140.7	29.8
Liquid waste	216.6	(28.2)	188.4	53.8
Corporate	—	—	—	(34.8)
	$1,668.0	$(182.9)	$1,485.1	$415.8

	Three months ended September 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$380.4	$(50.7)	$329.7	$96.9
USA	510.9	(49.3)	461.6	145.4
Solid waste	891.3	(100.0)	791.3	242.3
Infrastructure and soil remediation	135.1	(2.1)	133.0	27.0
Liquid waste	122.3	(10.6)	111.7	32.0
Corporate	—	—	—	(20.1)
	$1,148.7	$(112.7)	$1,036.0	$281.2

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Nine months ended September 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$1,177.2	$(148.3)	$1,028.9	$304.5
USA	2,471.0	(289.3)	2,181.7	698.0
Solid waste	3,648.2	(437.6)	3,210.6	1,002.5
Infrastructure and soil remediation	390.7	(7.8)	382.9	69.6
Liquid waste	444.4	(51.9)	392.5	102.0
Corporate	—	—	—	(98.7)
	$4,483.3	$(497.3)	$3,986.0	$1,075.4

	Nine months ended September 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue(1)	Adjusted EBITDA(2)
Solid waste
Canada	$1,046.7	$(137.7)	$909.0	$250.6
USA	1,499.7	(145.7)	1,354.0	427.4
Solid waste	2,546.4	(283.4)	2,263.0	678.0
Infrastructure and soil remediation	401.7	(6.8)	394.9	75.2
Liquid waste	334.4	(31.7)	302.7	71.8
Corporate	—		—	(59.5)
	$3,282.5	$(321.9)	$2,960.6	$765.5

(1) Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

The following table presents GFL’s reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Total segment Adjusted EBITDA	$415.8	$281.2	$1,075.4	$765.5
Less:
Depreciation of property and equipment	227.5	124.6	652.9	370.9
Amortization of intangible assets	113.3	109.3	334.5	319.5
Interest and other finance costs	97.0	94.9	328.9	459.7
Loss (gain) on foreign exchange	111.6	(22.0)	35.3	75.6
Loss on sale of property and equipment	1.7	0.3	2.7	2.4
Mark-to-market loss on fuel hedges	—	—	—	1.8
Mark-to-market loss on Purchase Contracts	208.6	107.5	319.6	93.3
Share-based payments	10.9	7.2	31.2	27.1
Gain on divestiture	(31.4)	—	(66.9)	—
Transaction costs	17.8	17.1	43.2	36.0
IPO transaction costs	—	—	—	46.2
Acquisition, rebranding and other integration costs	5.8	0.9	15.9	10.1
Deferred purchase consideration	—	1.0	—	2.0
Income tax recovery	(101.8)	(44.9)	(175.7)	(170.9)
Net loss	$(245.2)	$(114.7)	$(446.2)	$(508.2)

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	September 30, 2021	December 31, 2020
Solid waste
Canada	$1,923.6	$1,734.4
USA	4,786.1	4,738.0
Infrastructure and soil remediation	242.8	240.0
Liquid waste	806.7	429.4
	$7,759.2	$7,141.8

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

13.	SHAREHOLDERS' EQUITY

a)       Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series and (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Preferred Shares”).

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred Shares	Total
Balance, December 31, 2020	314,300,421	12,062,964	28,571,428	354,934,813
Issued as partial consideration for acquisitions	876,419	—	—	876,419
Converted from options	1,000,000	—	—	1,000,000
Converted from RSUs	401,272	—	—	401,272
Converted from TEUs	4,782,030	—	—	4,782,030
Cancelled during the period	(26,041)	—	—	(26,041)
Balance, September 30, 2021	321,334,101	12,062,964	28,571,428	361,968,493

On September 27, 2021, GFL entered into a subscription agreement (the “Subscription Agreement”) with affiliates of HPS Investment Partners, LLP (“HPS”) pursuant to which HPS has agreed to subscribe for up to 8,196,721 Series B Perpetual Convertible Preferred Shares (the “Series B Preferred Shares”) at US$36.60 per share. GFL has the right to issue up to an aggregate amount of US$300.0 million of Series B Preferred Shares under the Subscription Agreement until December 31, 2021. The Series B Preferred Shares are initially convertible into 6,830,601 subordinate voting shares, based on the initial liquidation preference and a conversion price of US$43.92 per share. As of September 30, 2021, none of the Series B Preferred Shares were issued.

b)       Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	September 30, 2021
	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2020	19,643,184	$28.05
Granted	9,676,000	33.00
Exercised	(1,000,000)	19.00
Cancelled	(1,310,345)	19.00
Share options outstanding, September 30, 2021	27,008,839	$30.59
Vested share options, September 30, 2021	5,448,712	$21.40

For the nine months ended September 30, 2021, there were no options expired or forfeited.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

On June 29, 2021, 9,676,000 options were granted to named executive officers. The options vest on the later of June 5, 2024 or March 5, 2025 depending on the option holder, and subject to the satisfaction of certain market conditions. The options have two tranches with differing market conditions as follows: (i) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$50.00 for 20 consecutive days, and (ii) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$60.00 for 20 consecutive days. The options will expire on June 29, 2031. The total grant date fair value of the issued options is US$38.7 million. The weighted-average assumptions used in the Monte Carlo simulation to determine the total fair value of the issued options on the grant date are as follows:

Grant date share price (USD per option)	$31.98
Exercise price (USD per option)	$33.00
Expected volatility (%)	25.00%
Expected dividend yield (%)	0.14%
Expected life (years)	6.5
Risk-free interest rate (%)	1.18%

Expected volatility was calculated based upon the historical average volatility of comparable public companies. The fair value of the options is recognized as compensation expense over the vesting period.

For the three and nine months ended September 30, 2021, the total compensation expense related to share options amounted to $6.1 million and $12.4 million ($5.6 million and $25.5 million for the three and nine months ended September 30, 2020).

RSUs and DSUs

For the nine months ended September 30, 2021, 759,393 RSUs were granted to eligible participants under GFL’s omnibus long-term incentive plan (“LTIP”).

The fair value of the RSUs granted for the nine months ended September 30, 2021 was based on the closing price of the subordinate voting shares on the day prior to the grant date. For the three and nine months ended September 30, 2021, the total compensation expense related to RSUs amounted to $4.6 million and $18.2 million ($1.3 million for both the three and nine months ended September 30, 2020).

For the nine months ended September 30, 2021, 15,273 DSUs were granted to non-employee directors for compensation under the director deferred share unit plan (“DSU Plan”). For the three and nine months ended September 30, 2021, the total compensation expense related to DSUs amounted to $0.2 million and $0.6 million ($0.3 million for both the three and nine months ended September 30, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s summary of the status of RSUs and DSUs granted under the LTIP and DSU Plan:

	September 30, 2021
	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2020	1,522,659	$19.95	18,248	$19.92
Granted	759,393	35.80	15,273	31.87
Settled	(400,866)	19.00	(5,918)	22.04
Forfeited	(93,041)	21.66	—	—
Outstanding, September 30, 2021	1,788,145	$26.81	27,603	$26.08
Expected to vest	1,724,117	$26.81	27,603	$26.08

For the nine months ended September 30, 2021, there were no RSUs or DSUs cancelled.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Effects of changes in
Accounts payable and accrued liabilities	$60.6	$14.3	$31.7	$(38.4)
Trade and other receivables, net	(139.0)	9.2	(133.0)	4.7
Prepaid expenses and other assets	4.4	7.8	(16.7)	(17.7)
Income taxes payable	—	(0.2)	—	—
	$(74.0)	$31.1	$(118.0)	$(51.4)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding USD secured and unsecured notes (“Notes”). The following tables present the fair value hierarchy for the Notes for the periods indicated:

	September 30, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,792.3	$5,917.6	$—	$5,917.6	$—

	December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,272.6	$4,454.3	$—	$4,454.3	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, equipment loans and other, and amounts due to related parties, do not bear interest or bear interest at an amount that is not stated at fair value.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

Risk management

GFL manages its currency risk in respect of its outstanding U.S. dollar senior unsecured notes with certain cross-currency interest rate swaps. GFL’s swapped instruments include the following:

Underlying Notes	Notional Amount ($US)	Fixed/Variable Interest Rate Paid	Fixed/Variable Interest Rate Received	Fixed Foreign Exchange Rate Paid	Effective Date	Expiration
Term Loan	403.6	3-Month CDOR + 3.174%	3-Month LIBOR + 2.750%	1.2976	May 31, 2018	May 30, 2025
4.250% 2025 Secured Notes	500.0	4.805%	4.250%	1.4198	April 29, 2020	June 1, 2025
4.000% 2025 Secured Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028
5.125% 2026 Secured Notes	500.0	5.725%	5.125%	1.3245	December 16, 2019	December 15, 2026
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	348.0	8.500%	8.828%	1.2026	June 8, 2021	May 1, 2027
4.750% 2029 Notes	350.0	5.317%	4.750%	1.2026	June 8, 2021	June 8, 2029

There are no other changes in the risk management policies as disclosed in the Annual Financial Statements.

16.	COMMITMENTS

a) Letters of credit

As of September 30, 2021, GFL had letters of credit totaling approximately $188.4 million outstanding ($133.8 million as of December 31, 2020), which are not recognized in the Interim Financial Statements.

b) Performance bonds

As of September 30, 2021, GFL had issued performance bonds totaling $1,830.9 million ($1,697.4 million as at December 31, 2020).

17.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an affiliate of Patrick Dovigi) was $10.5 million as of September 30, 2021 ($17.5 million as of December 31, 2020).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an affiliate of Patrick Dovigi) was $20.3 million as of September 30, 2021 ($26.1 million as of December 31, 2020).

For the three and nine months ended September 30, 2021, GFL paid $1.0 million and $2.9 million ($0.9 million and $2.3 million for the three and nine months ended September 30, 2020) in aggregate lease payments to related parties.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In millions of dollars except per share amounts or otherwise stated)

18.	SUBSEQUENT EVENTS

Subsequent to September 30, 2021, GFL issued a total of 1,767,431 subordinate voting shares on conversion of 805,861 TEUs.

Subsequent to September 30, 2021, GFL acquired 8 businesses, each of which GFL considers to be individually immaterial, for a combined purchase price of approximately $898.3 million. As a result of the timing of the acquisitions, GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities.